March 3, 2008

Mr. Michael Fay
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:    Sonic Corp.
Form 10-K:  For the fiscal year ended August 31, 2007
Commission file number:  0-18859

Dear Mr. Fay:

The purpose of this letter is to provide the detailed response of Sonic Corp. (the “Company”) to the additional comment set forth in your letter dated February 20, 2008.  For your convenience, your comment has been reproduced in its entirety followed by our response.

Form 10-K:  For the fiscal year ended August 31, 2007

Prior Comment 6

1.            We have read your response and we believe that your franchise operations and company-owned restaurants may be separately reportable segments. In addition, we believe that your non-corporate departments, the operating results of which are reviewed by your CEO, may be reportable segments as well.

Your primary reason that the franchise operations and company-owned restaurants are not separately reportable segments appears to be the following:

Due to shared resources, including marketing, purchasing, finance, legal and others, many departments do not align specifically to franchising or restaurant activities.  As a result, there is no overall assessment of income from operations between the Company’s franchising subsidiary and restaurant-operating subsidiary that provides the basis for assessing performance or allocating resources.

Unless precluded by the discussion in the following paragraph, all of the departments that you reference in your response appear to be “corporate” expenses that should be reported in a reconciliation of the segment totals to the related consolidated totals as “other reconciling items.”  Non-allocation of corporate expenses does not preclude a component on an enterprise from meeting the definition of an operating segment under paragraph 10 of SFAS 131.

Consequently, we believe that your franchise operations and company-owned restaurants constitute individual operating segments.  You may also refer to question and answer three of the FASB Staff Implementation Guidance for SFAS 131 for guidance relating to the circumstances when a corporate division meets the definition of an operating segment.

In addition, it is not clear how you have considered paragraphs 79 and 80 of SFAS 131 in your determination of appropriate operating segments under paragraph 10 of SFAS 131.  Paragraph 79 states that “The board concluded that the definition of an operating segment should include components of an enterprise that sell primarily or exclusively to other operating segments of the enterprise if the enterprise is managed that way.”  The guidance in paragraph 80 indicates that a lack of transfer pricing would not preclude a department from constituting an operating segment under paragraph 10.  Based on these paragraphs, the presence of a non-corporate department may be an indication of vertical integration when that department “sells” to other operating segments.  For example, your marketing department may sell its services to the other operating segments.  Consequently, a non-corporate department may meet the definition of an operating segment.  The presentation of non-corporate departments as reportable segments would appear consistent with the fact that your CEO reviews department level financial results.

As an additional point with regard to your company-owned operations and the lack of overall assessment of income, we note that you state that the CEO reviews information in a format “very similar to the format of the financials in [your] Commission filings.”  We note from your financial statements, though, that you provide a subtotal for the operating costs that your company-owned restaurants incur.  We believe that providing a subtotal of the operating costs for company-owned restaurants together with the aggregate revenue attributable to company-owned restaurants is equivalent to presenting the operating results of this component.  Consequently, we believe that your CEO reviews the operating results of the company-owned restaurants for the purpose of paragraph 10(b) of SFAS 131.

Based on the above, we believe that your franchise operations and company-owned restaurants may be reportable segments.  In addition, we believe that your non-corporate departments, the operating results of which are reviewed by your CEO, may be reportable segments as well.  Please revise your upcoming Form 10-Q and other future filings consistent with the above or clarify for us why your presentation is appropriate.  Note that identification of segments going forward may change your conclusion under paragraph 30 of SFAS 142 with regard to reporting units and your method of allocating goodwill under paragraph 39 of SFAS 142.  Please make any corresponding changes in future filings, as well.

Response:

We have reviewed the requirements of SFAS 131 in light of your additional comments, and agree with your interpretation in regards to our franchise operations and company-owned restaurants.  We will revise our upcoming Form 10-Q and other future filings to disclose information about our franchise operations and company-owned restaurants in accordance with SFAS 131.

In response to your suggestion that our non-corporate departments may be reportable segments, the Company is not organized or managed as a vertically integrated enterprise as discussed in paragraphs 79 and 80 of SFAS 131.  The Company’s departmental structure relates to corporate overhead expenses and consists of shared resources, such as marketing, purchasing, finance, legal and others.  Expenses associated with these departments are included in Selling, General and Administrative expenses in the Company’s income statement reports.  While some miscellaneous expense allocations are made, these departments are not operated or managed as vertically integrated components that “sell” services to the other operating segments of the enterprise.  The only financial results reviewed by our CEO for these departments are variance reports showing actual expenses versus budget.  We do not believe the reporting of additional corporate departmental information would contribute to a better understanding of the enterprise.  Rather, we believe these expenses are appropriately included in “other reconciling items” to reconcile segment totals to related consolidated totals.

We believe the following format would be appropriate disclosure under this interpretation of SFAS 131.  Please note that we have not included a measure of assets as the operating results regularly reviewed by our CEO do not include assets by operating segment.

Revenues
	200X		200X		200X
Partner Drive-Ins	$	XXX	$	XXX	$	XXX
Franchise Drive-Ins		XXX		XXX		XXX
Unallocated revenues		XXX		XXX		XXX
	$	XXX	$	XXX	$	XXX

Income from Operations
	200X		200X		200X
Partner Drive-Ins (1)	$	XXX	$	XXX	$	XXX
Franchise Drive-Ins (1)		XXX		XXX		XXX
Unallocated expenses:
Selling, general and administrative		XXX		XXX		XXX
Depreciation and amortization		XXX		XXX		XXX
Provision for impairment of long-lived assets		XXX		XXX		XXX
Income from operations	$	XXX	$	XXX	$	XXX

(1) These measures of income from operations are before allocation of shared overhead expenses.

We have also noted your comment regarding the impact of this change on our conclusion under paragraph 30 of SFAS 142 and the allocation of goodwill under paragraph 39 of SFAS 142.  We will make appropriate changes to our approach and disclosure for these items going forward.

If you have any additional questions, feel free to contact me at 405-225-4800.

Sincerely,

/s/ Stephen C. Vaughan
Stephen C. Vaughan
Vice President and Chief Financial Officer

cc:            Theresa Messinese